1Q INVESTOR PRESENTATION
April 21, 2020



Disclosures

CAUTIONARY STATEMENT

This Investor Presentation contains forward-looking statements about United Community Banks, Inc. ("United"), as defined in federal securities laws. Statements that are not historical or current facts, including statements about beliefs and expectations, are forward-looking statements and are based on information available to, and assumptions and estimates made by, management as of the date hereof. Because forward-looking statements involve inherent risks and uncertainties, our actual results may differ materially from those expressed or implied in any such statements. The COVID-19 pandemic is adversely impacting United, its employees, customers, vendors, counterparties, and the communities that it serves. The ultimate extent of the impact of COVID—19 on United's financial position, results of operations, liquidity, and prospects is highly uncertain. United's results could be adversely affected by, among other things, volatility in financial markets, continued deterioration of economic and business conditions, further increases in unemployment rates, deterioration in the credit quality of United's loan portfolio, deterioration in the value of United's investment securities, and changes in statutes, regulations, and regulatory policies or practices. For a discussion of these and other risks that may cause such forward-looking statements to differ materially from actual results, please refer to United's filings with the Securities and Exchange Commission, including its 2019 Annual Report on Form 10-K under the sections entitled "Cautionary Note Regarding Forward-Looking Statements" and "Risk Factors." Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update or revise forward-looking statements.

NON-GAAP MEASURES

This Investor Presentation includes financial information determined by methods other than in accordance with generally accepted accounting principles ("GAAP"). This financial information includes certain operating performance measures, which exclude merger-related and other charges that are not considered part of recurring operations. Such measures include: "Earnings per share – operating," "Diluted earnings per share – operating," "Tangible book value per share," "Return on common equity – operating," "Return on tangible common equity – operating," "Return on assets – operating," "Return on assets – pre-tax pre-provision, excluding merger-related and other charges," "Efficiency ratio – operating," "Expenses – operating," and "Tangible common equity to tangible assets."

Management has included these non-GAAP measures because it believes these measures may provide useful supplemental information for evaluating United's underlying performance trends. Further, management uses these measures in managing and evaluating United's business and intends to refer to them in discussions about our operations and performance. Operating performance measures should be viewed in addition to, and not as an alternative to or substitute for, measures determined in accordance with GAAP, and are not necessarily comparable to non-GAAP measures that may be presented by other companies. To the extent applicable, reconciliations of these non-GAAP measures to the most directly comparable GAAP measures can be found in the 'Non-GAAP Reconciliation Tables' included in the exhibits to this Presentation.

Overview of COVID-19 Response



Board Governance

Comprehensive Pandemic Plan

Pillars:
1. **Employees**
2. **Customers**
3. **Risk**

Board Governance and COVID-19



Board Governance

Guidance

✓ Our Board has broad and significant crisis experience with three Board members having held leadership positions with major US banks during the Financial Crisis and three others that served on the UCBI Board during that time

Communication

✓ We transitioned a previously planned Board Retreat meeting into a COVID-19 UCBI deep dive with details on operations, credit, finance, technology, human resources and other critical topics

Oversight

✓ Weekly structured calls between CEO and Lead Director

✓ Weekly total board update and feedback

Comprehensive Pandemic Plan: Corporate Level

MONITOR: LATE FEBRUARY

Created Crisis Management Team and held Business Continuity and Communication preparation meetings	Ran stress testing for capital and liquidity management, revised stress tests over several scenarios

ACT: MID-MARCH

Updated employee health resources, distributed COVID-19 decision tree to aid leaders	Developed a critical information dashboard with twice weekly updates on employee health, credit, deferrals and other key metrics

ESCALATE: CURRENT

Initiated daily Crisis Management Team meetings and bi-weekly Senior Leadership meeting to discuss key strategies and updates	Provide daily updates to the Liquidity Crisis Team of contingency funding plan

UNITED

Pillars: Supporting Our Employees







EMPLOYEES CUSTOMERS RISK



Supporting Our Employees: Safety



We are
"Financial First
Responders"
and we are proud that
our team has shown up
for our customers in this
time of significant stress.

✓ Doubled remote access bandwidth to allow for more capacity to work from home if needed—brought capacity to 900 from 350 previously

✓ Bought and issued additional laptops to further increase efficiency for home workers

✓ Implemented an extra 10 days of paid time off to be used in the case of quarantine, isolation, family care needs or lack of child care related to COVID-19 illness or other related scenario

✓ Allowing up to 10 unused 2020 vacation days to be carried over into 2021 if an employee is unable to use their full 2020 vacation days due to COVID-19

✓ While not specifically COVID-19 related, in the first quarter we established a Minimum Wage Per Hour Enhancement Project to better reward and retain key employees that are on the front lines and those who support each of us every day

For responsibilities that are critical to have on site we have:

✓ Created rotations to ensure significant space between employees

✓ Enhanced cleaning products used to comply with CDC guidelines

✓ Increased availability of hand sanitizer in all locations



Supporting Our Employees: Share the Good





Be a Pineapple
Stand tall, wear a crown and be sweet on the inside
EVERY DAY MAY NOT BE GOOD, BUT THERE IS SOMETHING GOOD IN EVERY DAY.
CHOOSE kindness
WHEN LIFE GIVES YOU
MAKE A LEMONADE
MAKE TIME TO ENJOY THE SIMPLE THINGS IN LIFE
You Were Given THIS LIFE

Employees sharing words of encouragement cards to customers



WE'RE IN THIS TOGETHER

Branches decorating drive-thru windows

UNITED WE STAND
★ Blairsville,GA ★

Local company donated a climate control booth for outdoor service



Employees using their skills to make masks for local hospitals



Supporting Our Employees: Communications

10 all-employee emails and 5 all-employee voicemails from Lynn Harton (from March 3- April 16)

Coronavirus/PPP loan intranet resource page created (right)

***Share the Good* internal campaign with over 50 "good stories" submissions**

EMPLOYEE RESOURCE PAGE
CORONAVIRUS UPDATES

We're in this Together

Click here for archive of customer and employee communications

General Links

| Door Signs | Email Signatures | Employee Transit Exemption Letter | Frequently Asked Questions |
| See the Good | Share the Good | Submit Questions or Feedback | Yard Signs |

Loan Links

| Consumer RE/Non-RE | Business TRE <$500 | Commercial TRE >$500M COVID-19 LAR Mod | Comm TRE >$500M COVID-19 LAR Mod Memo Addendum |
| Mortgage Loans Serviced by DMI | Procedures Summary Commercial TRE>$500M and SBA | | |

CARES Act

| CARES Act Documents | CARES Act Q&A | Borrower Application | Lender Guaranty Application |
| PPP Loan Interest Form Submissions | Small Business Loans - CARES Act | Treasury Fact Sheet for Lenders | |

Pillars: Supporting Our Customers



EMPLOYEES **CUSTOMERS** RISK



Supporting Our Customers: Service

- ✓ Flexible deferral options where needed

- ✓ Foreclosures on consumer and commercial properties deferred

- ✓ Committing to lead in the PPP program

- ✓ Waiving fees for loan payments by phone and fees for customers using non-UCB ATMs

- ✓ Modifying all branches to drive-thru only service model, with lobbies available by appointment

- ✓ Leveraging our "commitment to lend" into customer growth, opening commercial DDAs at nearly 3x our normal run rate during the first two weeks of April

- ✓ Commitment to communicate updates, including a significant increase in emails used to alert customers on our PPP loan process

United PPP Loan Process (As of April 16)

$960 Million+ FUNDS RESERVED	**6,918** TOTAL LOANS

Unique Emails Sent Per Week





Supporting Our Customers: Digital

✓ Increasing mobile capture limits to enhance customer experience and reduce branch traffic

✓ Eliminating mobile capture fees and giving flexibility in waiving NSF fees for impacted clients

✓ Leveraging our investments online with 918 retail accounts opened digitally from March 1-April 16

Active Digital Customers



Site-wide direct traffic +24% and organic traffic +35%

New users up 40%, web sessions up 24%, bounce rates down 43%



Supporting Our Customers: Social Media

47.5% growth on organic impressions since January 2020 on social channels

9.1% growth in LinkedIn, 23.7% growth in Twitter and 5.1% growth in Facebook followers from January 1-April 16



Tammy Wages My husband and I have been with you guys a long time. We APPRECIATE EVERYTHING and all the extra hours you all are putting in and dealing with the stress of frantic customers. Thank you so very much!
10
Like · Reply · 6d





Jonathan Kauffman United Community Bank is doing a wonderful job! Kudos to your employees. I know they all have to be exhausted. They are appreciated!
4
Like · Reply · 3d





Danielle Judge
Commented on United Community Bank Wall Post "Since we began accepting PPP applications on Ap...
9 hours ago
United Community Bank has been the most responsive bank regarding the PPP loans. I am grateful to be a client of yours! Thank you UCB!
View Conversation





*Stats provided by Facebook, Twitter, and LinkedIn

Pillars: Managing Our Risk







EMPLOYEES **CUSTOMERS** **RISK**



Managing Our Risk

Follow our 3 Risk Principles:

We don't bet the bank

✓ Focus on concentration management – product, customer, and geography

We don't take risks we don't understand

✓ Consistent conservative customer selection and underwriting philosophies

- Relationship based
- Footprint centric
- Professional, "large bank" credit teams

We speak up

✓ Culture of open communication





Managing Our Risk

Monitoring

✓ Identified, defined and tracked key metrics to determine impact to customers, shareholders and employees

✓ Created centralized communication channel for efficient notification of any pandemic impact to branch operations network

Information Security

✓ Heightened online security incident and event management (SIEM) monitoring for increase in number or employees leveraging remote access

✓ Enhanced fraud and phishing awareness through increased frequency of communications focused on pandemic scams

✓ Implemented Remote Access Vulnerability Testing due to increased remote access users

Health

✓ Continually monitoring government orders and CDC guidance in order to adjust our response actions accordingly

✓ Thermometers available at operational sites

✓ Distancing operational teams with critical functions that must be performed on site

Loans

1Q20 Total Loans $8.9 billion



Residential Construction
Home Equity
2%
8%
Residential Mortgage
13%
C&I (1)
42%
Other Consumer
1%
23%
CRE
11%
Commercial Construction

- ✓ Linked-quarter EOP loan growth was $122 million, or 6% annualized
  - Draws on lines of credit contributed ~ $60 million as utilization moved to 67% from 63% in 4Q19
  - Since April 1st, draw activity has been relatively muted
- ✓ Loan production was $919 million in the quarter, up 17% YOY
  - Since April 1st, loan production has centered primarily on PPP loans; $961 million SBA CARES Act loans approved as of April 16th
- ✓ COVID-19 related loan deferrals booked reached approximately $900 million as of April 16th
- ✓ Restaurants and hotels each contribute 3% of the total loan portfolio
  - Notably, the portfolio includes $155 million of Shared National Credits outstanding, just $73 million of leveraged lending and very little exposure to non-depository financial institutions
- ✓ Completed $22 million Navitas loan sale in February at a 6% gain

(1) C&I includes commercial and industrial loans, owner-occupied CRE loans and equipment finance loans

Credit Quality — UCBI

Net Charge-Offs as % of Average Loans



Provision for Credit Losses
$ in millions



Non-Performing Assets as % of Total Assets



✓ NCOs elevated at $8.1 million primarily due to a $6.4 million loss on a single C&I loan
  - Medical testing company with significant P/E failed
  - Not COVID related
  - Remaining leveraged loan book of $73 million

✓ The provision for credit losses increased $19 million compared to 4Q19 due to the uncertain environment, while the allowance for credit losses and unfunded commitments increased 35% since 4Q19 to $88 million (see page 19 for CECL detail)

✓ NPAs were stable in the quarter; the transition to CECL added $4 million to NPAs

✓ NPAs improved in 1Q20 excluding accounting change effect

Allowance for Credit Losses

$ in millions

	4Q19		Day 1 CECL 1/1/2020		1Q20	
Allowance for Loan Losses	$ 62,089	0.70%	$ 68,969		$ 81,905	0.92%
Allowance for Unfunded Commitments	$ 3,458	0.25%	$ 5,329		$ 6,470	0.31%
Allowance for Credit Losses	$ 65,547	0.74%	$ 74,298		$ 88,375	0.99%

✓ The allowance for credit losses has increased 35% since 4Q19

✓ We reviewed multiple scenarios and examined and stressed our inputs

✓ We have a one-year forecast period and a two-year, straight-line reversion to industry losses in our CECL model

✓ The current environment is inherently unpredictable due to the impact of COVID-19. We continuously review multiple economic scenarios and the potential mitigants of government action

Capital Ratios

Holding Company	1Q19	4Q19	1Q20*
Common Equity Tier 1 Capital	12.4 %	13.0 %	12.9 %
Tier 1 Risk-Based Capital	12.7	13.2	13.1
Total Risk-Based Capital	14.6	15.0	14.9
Leverage	9.9	10.3	10.4
Tangible Common Equity to Tangible Assets	9.8	10.3	10.2

- ✓ Capital ratios significantly above "well capitalized" and significantly higher than a year ago
- ✓ The expected impact of adopting CECL was effectively delayed by United's election to use the modified five-year transition provision, which added ~7 bps to CET1 in 1Q20
- ✓ Quarterly dividend of $0.18 per share
- ✓ Repurchased a total of 826,482 shares during 1Q20 at an average price of $25.14 for a total of $20.8 million
- ✓ Share repurchases have been discontinued

*1Q20 regulatory capital ratios are preliminary

Entering Crisis with Strength and Momentum

Capital

✓ UCBI coming into the cycle with greater regulatory capital and tangible common equity compared to peers

Capital as of 4Q19		
	TCE %	CET1 %
UCBI	10.3	13.0
KRX Median	9.3	11.6
UCBI vs. KRX	+1.1	+1.4

Profitability

✓ 4Q19 PTPP ROA is 20% higher compared to peers

✓ Efficiency ratio well below peers

Profitability as of 4Q19			
	PTPP Operating ROA %[1]	Efficiency Ratio %	Net Interest Margin %
UCBI	2.0	54.9	3.93
KRX Median	1.7	56.8	3.43
UCBI vs. KRX	+0.3	+1.9	+0.50

Liquidity

✓ Significantly lower loan to deposit ratio

✓ Significantly less wholesale funding creates a more flexible balance sheet

Liquidity as of 4Q19		
	Loans / Deposits %	Reliance on Wholesale Funding %[2]
UCBI	81.4	3.6
KRX Median	94.9	13.7
UCBI vs. KRX	+13.5	+10.2

Funding

✓ Funding base comprised mostly of core deposits; funding costs well below peers

Funding as of 4Q19		
	DDA / Deposits %	Int Exp / Avg Assets %
UCBI	32.0	0.61
KRX Median	24.7	0.80
UCBI vs. KRX	+7.3	+0.19

(1) Pre-tax pre-provision Operating ROA calculated as ROA excluding the effect of income tax expense, provision expense and merger charges
(2) Reliance on Wholesale Funding calculated as [(Total Borrowings + Brokered Deposits)/(Total Borrowings + Total Deposits)]

Net Interest Revenue / Margin[1]

$ in millions



- Net Interest Revenue
- Net Interest Margin[1]



Core Transaction Deposits

✓ Net interest revenue increased $2 million (2%) vs. 4Q19 and increased $3 million (3%) vs. 1Q19

✓ Net interest margin increased 14 bps from 4Q19 and decreased 3 bps YoY
- Accretable yield contributed $7.6 million or 26 bps to 1Q20 NIM vs. $3.4 million or 11 bps in 4Q19
- Excluding accretion income, core NIM was down just 1 bp from 4Q19 to 3.81%
- Benefited from loan growth, 4Q19 indirect loan sale, and strong low cost deposit growth

✓ Core transaction deposits were up $238 million from 4Q19 and up $611 million YOY
- 33% of deposits are noninterest bearing deposits

✓ Noninterest bearing deposit growth of $161 million from 4Q19 drove the majority of core transaction growth

✓ UCBI cost of deposits improved 5 bps to 0.56% in 1Q20

✓ UCBI cost of deposits significantly lower compared to peers (0.61% in 4Q19 vs. KRX peers at 0.78%)

(1) Net interest margin is calculated on a fully-taxable equivalent basis
Note: Transaction accounts include demand deposits, interest-bearing demand, money market and savings accounts, excluding public funds deposits

22

Noninterest Income

$ in millions



Linked Quarter

✓ Fees down $4.4 million

- Mortgage fees down $1.1 million from 4Q19; rate locks and production volume were at record levels, but were offset by a $4.3 million negative mark on the Mortgage Servicing Rights (MSR) asset

- 1Q20 mortgage production consisted of 60% refinances

- Sold $22.2 million of Navitas loans at a 6% gain, but did not sell a significant amount of SBA loans in the quarter

- Other fee revenue included a $1.6 million Bank Owned Life Insurance (BOLI) gain in 4Q19

- Strong customer derivative fees in 1Q20, up $0.9 million from 4Q19

Year-over-Year

✓ Fees up $4.8 million

- Rate locks up 157% compared to last year ($801 mm in 1Q20 vs. $312 mm in 1Q19)

Expense Discipline

$ in millions



Linked Quarter

✓ GAAP expenses were flat while operating expenses decreased 1%

Year-over-Year

✓ The May 1st First Madison acquisition was the primary driver of expense growth compared to 1Q19

(1) See non-GAAP reconciliation table slides at the end of the exhibits for a reconciliation of operating performance measures to GAAP performance measures

Looking Forward

Accelerating trends in digitalization and greater efficiencies

- ✓ Online account opening, digital mortgage platform, electronic signatures for deferrals and loan closings, "straight thru" loan processing, PPP portal development, Q2 and infrastructure improvements

Ability to reimagine branch delivery

- ✓ Just completed a study outlining a five year branch strategy—opportunity to accelerate post COVID

Leveraging community support to make our brand stand out

- ✓ PPP program has allowed UCBI to serve our customers in a needed way and to stand out from our peers while doing so

Future M&A opportunities will likely accelerate











Seaside Acquisition Summary





- ✓ Culturally compatible with a focus on customer service that mirrors that of United

- ✓ Provides natural expansion into key Florida metro areas with desirable market demographics

- ✓ Growing private banking and wealth platform additive to existing product suite

- ✓ Financially compelling transaction consistent with United's stated M&A criteria

- ✓ Working to close transaction in the third quarter, subject to regulatory review and approval

Our leadership teams are in regular contact with one another for business integration discussions and monitoring COVID-19 response efforts:

- ✓ 60% of workforce is working remotely

- ✓ ATM withdrawal limits increased and out-of-network ATM fees waived

- ✓ 455 total PPP loans with $167+ million funds reserved

- ✓ 190 notes with payments deferrals booked for a total of $147 million

Seaside has limited exposure in selected segments:

- Restaurants: $10 million primarily to one well-known, strong operator

- Hotels: $22 million in low Loan-to-Value (LTV) loans to reputable flags

- Senior Care: $30 million with strong financial guarantors

1Q INVESTOR PRESENTATION
Exhibits



Credit Quality — Navitas

Net Charge-Offs as % of Average Loans



1Q19	4Q19	1Q20
0.89%	0.84%	0.81%

Navitas Deferral % for Top 5 Categories
As of April 15



Eating Places	Physician Offices	Fitness Facilities	Salons	Local Trucking
24%	20%	61%	68%	15%

✓ Navitas 1Q20 NCOs = 0.81%

✓ Navitas had a >4% 1Q20 pretax ROA and could withstand ~4.5% in annualized losses before reporting a loss

✓ Navitas' cumulative net loss rates have approximated 2% for the last 10 years

✓ Rating agencies have historically assigned Navitas originations with expected through-the-cycle loss rates of 3.1% to 3.8%

✓ Top 5 loan categories by industry type account for 35% of total portfolio (eating places 11%, physician offices 8%, fitness facilities 6%, salons 6%, local trucking 4%)

✓ As of April 16th, $119 million of Navitas loans were deferred, which equated to approximately 22% of the total Navitas loan portfolio

Selected Segments – Restaurants & Hotels

Restaurants by Product			
($ millions)	# of Loans	Total Commitment	Total Outstanding
Owner Occupied RE	182	$ 104.2	$ 96.9
Construction	11	$ 17.2	$ 13.3
C&I	261	$ 57.3	$ 49.6
SBA	196	$ 51.6	$ 44.6
Navitas	7,305	$ 94.3	$ 94.3
Total	7,955	$ 324.6	$ 298.7

Hotels by Product			
($ millions)	# of Loans	Total Commitment	Total Outstanding
CRE	97	$ 262.2	$ 232.6
Construction	10	$ 75.4	$ 53.0
SBA	7	$ 7.9	$ 7.9
Navitas	438	$ 5.9	$ 5.9
Total	552	$ 351.4	$ 299.4

✓ Restaurant exposure totaled $298.7 million as of 1Q20, or 3% of total loans

✓ Top 10 commitments totaled $59 million

✓ As of April 16th, $61 million of restaurant loans were deferred, which equated to approximately 21% of the total restaurant portfolio outstanding

✓ Navitas lends on various essential-use restaurant equipment with an average loan size of $12K

✓ Hotel exposure totaled $299.4 million as of 1Q20, or 3% of total loans

✓ Loan to value low at 52% on average

✓ Top Tier brands represent approximately 60% of total committed exposure

✓ Over 50% of hotel exposure is located within Atlanta, Columbia, Myrtle Beach, Greenville, Savannah and Florence

✓ Top 10 commitments totaled $144 million

✓ As of April 16th, $126 million of hotel loans were deferred, which equated to approximately 42% of the total hotel portfolio outstanding

Selected Segments – Senior Care

Senior Care by Product				
($ millions)	# of Loans	Total Commitment	Total Outstanding	LTV
CRE	52	$ 220.6	$ 199.6	59%
Construction	30	$ 353.7	$ 260.8	44%
SBA	5	$ 2.1	$ 2.1	60%
Total	87	$ 576.4	$ 462.5	51%

✓ Senior Care lending team are dedicated specialists with significant experience in the space

✓ Senior Care exposure totaled $462.5 million as of 1Q20, or 5% of total loans

✓ Senior Care borrowers provide significant equity up front with 93% of the deals having an LTV of 75% or less

✓ Top 10 commitments totaled $169 million

✓ As of April 16th, $46 million of Senior Care loans were deferred, which equated to approximately 10% of the Senior Care portfolio outstanding

Senior Care by LTV



Senior Care by Facility Type



Non-GAAP Reconciliation Tables

$ in thousands, except per share data

	1Q19 (1)	2Q19 (1)	3Q19 (1)	4Q19 (1)	1Q20 (1)
Expenses					
Expenses - GAAP	$ 76,084	$ 81,813	$ 82,924	$ 81,424	$ 81,538
Merger-related and other charges	(739)	(4,087)	(2,605)	74	(808)
Expenses - Operating	$ 75,345	$ 77,726	$ 80,319	$ 81,498	$ 80,730
Diluted Earnings per share					
Diluted earnings per share - GAAP	$ 0.55	$ 0.55	$ 0.60	$ 0.61	$ 0.40
Merger-related and other charges	0.01	0.04	0.03	-	0.01
Diluted earnings per share - Operating	0.56	0.59	0.63	0.61	0.41
Book Value per share					
Book Value per share - GAAP	$ 18.93	$ 19.65	$ 20.16	$ 20.53	$ 20.80
Effect of goodwill and other intangibles	(4.00)	(4.27)	(4.26)	(4.25)	(4.28)
Tangible book value per share	$ 14.93	$ 15.38	$ 15.90	$ 16.28	$ 16.52
Return on Tangible Common Equity					
Return on common equity - GAAP	11.85 %	11.45 %	12.16 %	12.07 %	7.85 %
Effect of merger-related and other charges	0.15	0.82	0.51	(0.01)	0.16
Return on common equity - Operating	12.00	12.27	12.67	12.06	8.01
Effect of goodwill and intangibles	3.46	3.61	3.71	3.43	2.56
Return on tangible common equity - Operating	15.46 %	15.88 %	16.38 %	15.49 %	10.57 %

(1) Merger-related and other charges for 3Q19, 2Q19 and 1Q19 include $64 thousand, $193 thousand and $193 thousand, respectively, of intangible amortization resulting from payments made to executives under their change of control agreements. The resulting intangible assets were being amortized over 12 to 24 months. No charges in 4Q19 or 1Q20.

Non-GAAP Reconciliation Tables

$ in thousands, except per share data

	1Q19 (1)		2Q19 (1)		3Q19 (1)		4Q19 (1)		1Q20 (1)	
Return on Assets										
Return on assets - GAAP	1.44	%	1.40	%	1.51	%	1.50	%	0.99	%
Merger-related and other charges	0.01		0.10		0.07		-		0.02	
Return on assets - Operating	1.45	%	1.50	%	1.58	%	1.50	%	1.01	%
Return on Assets to return on assets- pre-tax pre-provision										
Return on assets - GAAP	1.44	%	1.40	%	1.51	%	1.50	%	0.99	%
Income tax expense	0.41		0.42		0.44		0.39		0.27	
Provision for credit losses	0.11		0.10		0.10		0.11		0.69	
Return on assets - pre-tax, pre-provision	1.96		1.92		2.05		2.00		1.95	
Merger-related and other charges	0.03		0.13		0.08		-		0.03	
Return on assets - pre-tax, pre-provision, excluding merger-related and other charges	1.99	%	2.05	%	2.13	%	2.00	%	1.98	%
Efficiency Ratio										
Efficiency Ratio - GAAP	55.32	%	57.28	%	55.64	%	54.87	%	56.15	%
Merger-related and other charges	(0.54)		(2.86)		(1.74)		0.05		(0.56)	
Efficiency Ratio - Operating	54.78	%	54.42	%	53.90	%	54.92	%	55.59	%
Tangible common equity to tangible assets										
Common Equity to assets ratio - GAAP	12.06	%	12.25	%	12.53	%	12.66	%	12.53	%
Effect of goodwill and intangibles	(2.30)		(2.39)		(2.37)		(2.34)		(2.31)	
Tangible common equity to tangible assets ratio	9.76	%	9.86	%	10.16	%	10.32	%	10.22	%

(1) Merger-related and other charges for 3Q19, 2Q19 and 1Q19 include $64 thousand, $193 thousand and $193 thousand, respectively, of intangible amortization resulting from payments made to executives under their change of control agreements. The resulting intangible assets were being amortized over 12 to 24 months. No charges in 4Q19 or 1Q20.